Methanex	1800 Waterfront Centre	Telephone: 604 661 2600
Corporation	200 Burrard Street	Facsimile: 604 661 2676
Vancouver, B.C., Canada
	V6C 3M1	www.methanex.com
July 31, 2009
VIA FACSIMILE
Mr. John Hartz
Mr. Ernest Greene
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Stop 4631
Washington, D.C.
20549
Dear Mr. Hartz and Mr. Greene:

RE:	Methanex Corporation Form 40-F for Fiscal Year Ended December 31, 2008 File No. 0-20115
We have reviewed your comments outlined in your letter of July 15, 2009 relating to the captioned items and offer the following responses.
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008
SEC Comment:
Controls and Procedures, page 2
1.	We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Our response:
We acknowledge your comment and confirm that the disclosure controls and procedures are designed to ensure that information accumulated and communicated to management, including the principal executive and financial officers, is appropriate to allow timely decisions regarding disclosure. We will revise the “Controls & Procedures” section accordingly in future Form 40-F filings.
Management’s Discussion and Analysis
SEC Comment:
Critical Accounting Estimates, page 35
Property, Plant and Equipment, page 35
2.	In the interest of providing readers with a better insight into management’s judgments in accounting for property, plant and equipment, please consider disclosing the following in future filings:
•	Please disclose how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	How your group long-lived assets for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand how you apply your discounted expected future cash flow model in estimating the fair value of your asset groups and why management selected this method as being the most meaningful in preparing your property, plant, and equipment impairment analyses;

•	How do you determine the appropriate discount rates to apply in your asset impairment analysis;

•	Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•	If applicable, how the assumptions and methodologies used for valuing property, plant, and equipment in the current year have changed since the prior year, highlighting the impact of any changes; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.
We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Our response:
Under Canadian GAAP, Section 3063, Impairment of Long-Lived Assets, an impairment loss should be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition. This assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.
A long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances related to a long-lived asset include, but are not restricted to:
a.	A significant decrease in its market price;

b.	A significant adverse change in the extent or manner in which it is being used or in its physical condition;

c.	A significant adverse change in legal factors or in the business climate that could affect its value, including an adverse action or assessment by a regulator;

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction;

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with its use;

f.	A current expectation that, more likely than not, it will be sold or otherwise disposed of significantly before the end of its previously estimated useful life (“more likely than not” means a level of likelihood that is more than 50 percent).
These accounting standards are aligned with United States Generally Accepted Accounting Standards under FASB Statement 144, which has subsequently been codified in FASB ASC 360 — Property, Plant and Equipment.
For the year ended December 31, 2008, we performed a test for recoverability for our Chilean assets as we believed that there was a triggering event relating to these assets. The results of this test indicated that the sum of estimated undiscounted cash flows for these assets exceeded their carrying value. Accordingly, an impairment loss analysis, which would include an estimation of fair value, was not required. In the event that we are required to record an impairment loss in a future period, we would provide disclosures to provide investors with information to help them evaluate the estimated fair value included in the impairment assessment.
Regardless of whether we have future impairment or not, we will, in future filings, provide the following disclosures as part of the critical accounting estimates for property, plant and equipment:

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December •, the net book value of our property, plant and equipment was $• million. We estimate the useful lives of property, plant and equipment and this is used as the basis for recording depreciation and amortization. Recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value. Fair value is based on quoted market values, if available, or alternatively using discounted expected future cash flows.
We test our long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Examples of such events or changes in circumstances related to our long-lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which it is being used or in its physical condition; a significant change in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect its value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with its use. For purposes of recognition and measurement of an impairment loss, we group our long-lived assets with other assets and liabilities to form an “asset group”, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be moved within a facility location, we group our assets based on site locations for the purpose of determining impairment.
There are two key variables that impact our estimate of future cash flows: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand and consideration is given to many factors including but not limited to estimates of global industrial production rates, energy prices, changes in general economic conditions, future global methanol production capacity, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors which we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol each period. Changes in these assumptions will impact our estimates of future cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment.

SEC Comment:
Financial Statements
7. Long-term Debt, page 58
3.	Some of your debt may include covenants that are restrictive, and/or require that you satisfy certain financial ratios. In future filings, if it is reasonably likely that you may not comply with any material covenant, please provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to show specific computations used to arrive at the actual measures, if they include non-GAAP measures.

Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them.
Our response:
We acknowledge your comment. In future filings we will provide the recommended disclosures, if applicable.
Methanex Corporation (the Company) acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
METHANEX CORPORATION
Ian P. Cameron
Senior Vice President and Chief Financial Officer

cc:	KPMG McCarthy Tetrault LLP

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